Exhibit 99.1

Press release

Biophytis extends its contract with Atlas
to secure financing for its business activities

Important note:

Biophytis has set up financing in the form of Bonds redeemable in cash and in new and existing shares (ORNANE) with the company Atlas, which, after having received the shares resulting from the conversion or exercise of these instruments, is not intended to remain a shareholder of the company. The shares resulting from the conversion of the above-mentioned securities will, in general, be sold on the market very quickly, which may create downward pressure on the share price. Shareholders may suffer a loss of their invested capital due to a significant decrease in the value of the company's stock, as well as significant dilution due to the large number of securities issued to the benefit of the Atlas company. Investors are advised to be vigilant before making the decision to invest in the securities of the company admitted to trading which carries out such dilutive financing transactions, particularly when they are carried out successively. Investors are particularly invited to take note of the risks relating to these operations, mentioned in the press release below.

Paris, France and Cambridge (Massachusetts, USA), 19 June 2024 – 23:00PM CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, announces the extension of its bond financing agreement with Atlas, a specialized investment fund based in New York (USA), in order to secure financing for its business activities, in particular the launch of its clinical programs OBA in obesity and MYODA in Duchenne Muscular Dystrophy (DMD).

This two-year amendment, expiring on 14 June 2026, will allow Biophytis to issue convertible bonds for a maximum amount of €16 million, in tranches of up to €2 million each. The extension of this financing facility and the terms of the renewal agreement reflect Atlas‘ confidence in Biophytis’ growth potential. To limit the potentially dilutive impact of the financing, the issue of a new tranche will only be possible if the outstanding bond debt held by Atlas at the time of the drawdown is no more than €2 million. The current outstanding amount is €3 million. Given the characteristics of the contract amendment, this financing facility could extend the Company's cash runway, currently estimated at the end of August 2024, to the end of 2024 and contribute to the financing of R&D programs in 2025.

With an estimated market size of $6 billion in 2023 and an estimated average annual growth rate expected around 42%, the addressable market for the treatment of obesity is set to reach $100 billion by 2030. The OBA Phase 2 clinical study is expected to start mid-2024, upon regulatory approvals, with first patients expected to be treated in the second half of 2024.

In addition, Biophytis has been granted orphan drug designation and has received IND (Investigational New Drug) approval from the FDA (Food and Drug Administration) to start the MYODA phase 1/2 clinical trial with BIO101 (20-hydroxyecdysone) in non-ambulatory DMD patients. This terrible neuromuscular disease with no approved treatment for the specific respiratory symptoms is an opportunity for a fast access to market.

Biophytis is actively seeking partners and additional funding to conduct its OBA and MYODA clinical programs in the coming months.

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Press release

Features of the Atlas 2021 Contract Amendment

Legal framework

The securities issued will give Atlas access, immediately or in the future, to the Company's share capital, with cancellation of preferential subscription rights in favour of a category of persons, in accordance with Article L. 225-129 et seq. of the French Commercial Code.

In accordance with the delegation of powers granted by the General Meeting of Shareholders of 2 April 2024, the Chief Executive Officer signed the amendment to the Atlas 2021 Agreement on the basis of a delegation of powers granted by the Company's Board of Directors.

This offer of financial securities did not give rise to a prospectus subject to approval by the Autorité des Marchés Financiers (AMF).

The Company keeps its shareholders informed of the exercise of the ORNANE bonds and subsequent conversions, in the form of a table summarizing the ORNANE bonds and the number of outstanding shares, which can be consulted on the Company's website. This table presents the history of the use of the ORNANE line as part of the Atlas 2021 contract.

Main characteristics of the ORNANE bonds

The ORNANE bonds, with a nominal value of €25,000, may be issued subject to a period of 40 trading days between each issue and up to a maximum amount of €2 million, each issue constituting a tranche. A tranche may be issued if the outstanding bond debt held by Atlas does not exceed €2 million. The ORNANE bonds will not bear interest and will have a maturity of 24 months from the date of issue.

The holder will have the option to request redemption of the ORNANE bonds at any time during the maturity period, and the Company will have the right to redeem the ORNANE bonds in cash. In the event of redemption in cash, the amount to be redeemed will be limited to 110% of the principal amount.

At the end of the maturity period, and in the event that the ORNANE bonds have not been redeemed either in cash or in new or existing shares, the holder will have the obligation to convert the ORNANE bonds.

The holder will be able to request conversion of the ORNANE bonds at any time in accordance with the conversion ratio determined by the following formula: N = Vn / (R x P), where

- "N" is the number of shares resulting from the conversion,

- "Vn" is the nominal value of the ORNANE bonds, i.e. 25,000 euros each,

- "R"’ is the conversion ratio, i.e. 1.00,

- "P" is the conversion price, i.e. the lowest weighted average price for the 10 trading days preceding the conversion request date.

On the date of the conversion request, the Company will have the option of redeeming the ORNANE bonds in cash in accordance with the following formula: V = (Vn / P) * Pr, where

- "V" is the amount to be reimbursed to the bearer.

- "Pr" is the revised price.

The revised price is the lower of (i) the weighted average closing price for the 10 trading days preceding the conversion request and (ii) P*1.10.

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The ORNANE bonds may only be sold by their holder to affiliated companies and will not be the subject of a request for admission to trading on the Euronext Growth market.

Number of shares and dilution (modelling)

On the basis of 5,254,245 outstanding shares, and assuming an issue followed by conversion of a tranche of €2 million, then of all the tranches on 14 June 2024, and a conversion price equal to 0.65 euro, the impact of the issue on the shareholding of a shareholder holding 1% of the Company's capital prior to the transaction would be as follows:

Impact of the issue on the shareholding of a shareholder holding 1% of the capital before the transaction	Non-diluted basis	Diluted basis
Before the issue of ORNANE bonds	1.00%	0.41%
On the basis of conversion of a tranche of ORNANE bonds under the amendment to the Atlas 2021 contract: issue of 3,076,923 new shares	0.59%	0.32%
On the basis of conversion of all the ORNANE bonds under the amendment to the Atlas 2021 Contract: issue of 24,615,385 new shares	0.15%	0.13%

Risk factors

-	Dilution risk: the shareholders of the Company, who cannot participate in the operation, will suffer dilution when issuing new shares in conversion of convertible bonds;

-	Risk in the event of non-completion of all tranches: the total amount of the OC issue is not guaranteed and will depend in particular on market conditions, so the company may be required to seek additional financing;

-	Risk of volatility and liquidity of the Company's shares: the sale of shares on the market could have significant consequences on the volatility and liquidity of the security;

-	Risk relating to changes in the stock price: as the intermediary is not intended to remain a shareholder, the transfers of new shares issued upon conversion of the OCs could have an unfavorable impact on the company's share price.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on OTC market (Ticker: BPTSY – ISIN: US09076G4010). For more information, visit www.biophytis.com

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Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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